EXHIBIT H


                    PROPOSED FORM OF FEDERAL REGISTER NOTICE


SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-_____)

Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

October __, 1999

         Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

         Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by
              , 1999 to the Secretary, Securities and Exchange Commission,
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Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued
in the matter. After              , 1999, the application(s) and/or
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declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                   * * * * * *

NEW CENTURY ENERGIES, INC., ET AL.  (70-8787)
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         New Century Energies, Inc. ("NCE"), a registered holding company, and two of its wholly-owned subsidiaries, Public Service Company of Colorado ("PSCo"), an electric and gas utility company, and NC Enterprises, Inc. ("Enterprises"), a non-utility company, each of whose address is at 1225 17th Street, Denver, Colorado 80202-5533, have filed a post-effective amendment to the application or declaration in this proceeding pursuant to Sections 6(a), 7, 9(a), 10 , 12(c) and 12(f) of the Act and Rules 42, 43, 45, 46 and 54
thereunder.

         By order dated August 1, 1997 (Holding Co. Act Rel. No. 26748) in this proceeding (the "Merger Order"), the Commission authorized NCE to acquire all of the issued and outstanding common stock of PSCo and Southwestern Public Service Company ("SPS") and to organize Enterprises as an intermediate holding company for certain of the existing non-utility subsidiaries of PSCo and SPS which the Commission held to be retainable under the standards of Section 11(b)(1) of the Act. In accordance with the Merger Order, PSCo transferred Natural Fuels


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Corporation ("Natural Fuels"), an 83.63% subsidiary of PSCo, to Enterprises by means of a declaration of a dividend of the shares of Natural Fuels to NCE, followed by a capital contribution of such shares by NCE to Enterprises. The remaining 16.37% interest in Natural Fuels is owned by CIC Stock Corporation ("CIC"), an indirect subsidiary of the Coastal Corporation.

         Natural Fuels currently holds a 50% interest in Natural/Total Limited Liability Company ("Natural/Total"), a Wyoming limited liability company, and a 50% profits interest (25% capital interest) in Natural/Peoples Limited Liability Company ("Natural/Peoples"), also a Wyoming limited liability company. Natural/Total, in turn, holds a 67% interest in Natural/Total/KN Limited Partnership ("Natural/Total LLP").

         Natural Fuels and its subsidiaries named above are engaged in two distinct lines of business which relate generally to the commercialization of compressed natural gas as a fuel for motor vehicles. One line of business includes the conversion of motor vehicles to permit operation by compressed natural gas or propane, and the construction, ownership and operation of compressed natural gas fueling stations ("Energy Services"). The other line of business involves the packaging and marketing of compressed natural gas fueling facility equipment ("Station Equipment"). The two lines of business have substantially different customer bases, geographic focus, and capital requirements. The Energy Services business is confined to parts of Colorado and Wyoming and generally serves the needs of motor vehicle users (both individual and fleet). The business generally involves the ownership and operation of long-lived assets (viz. refueling stations). In contrast, the Station Equipment business is national and international in scope, and serves the needs of fuel providers, utilities, and automotive fleet operators, rather than vehicle users. This business does not involve investment in or ownership or operation of long-lived assets.

         The applicants state that they have determined that it would be desirable from an operational and organizational standpoint to separate Natural Fuel's Energy Services and Station Equipment businesses and transfer the former back to PSCo. The applicants assert that the Energy Services business fits well with PSCo's gas-utility operations, as they share a similar customer base in Colorado and Wyoming and involve similar operational characteristics. Moreover, PSCo already owns and operates compressed natural gas fueling stations at the majority of its service centers for the operation of more than 350 service vehicles which use compressed natural gas in compliance with the requirements of the Energy Policy Act of 1992. The applicants also assert that the transfer would streamline and focus the marketing and public education efforts that are now conducted by both Natural Fuels and PSCo.

         Accordingly, to the extent not exempt under the Act or rules thereunder, the applicants request approval for a series of related transactions that will result in the separation of Natural Fuels Energy Services and Station Equipment businesses and transfer of the former back to PSCo. These transactions are described as follows:

         1. Natural Fuels will redeem the 16.37% interest in its outstanding common stock that is held by CIC through a distribution of certain unappreciated property (e.g., inventory assets, accounts receivable, etc.).

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         2.       Natural Fuels will then contribute its remaining assets
                  (including its membership interests in Natural/Total and Natural/Peoples) to two newly organized limited liability companies, which are referred to here as Natural Fuels LLC (or "NATCO") and Natural Station Equipment LLC (or "STATCO").

         3. Natural Fuels will then distribute the membership interest in STATCO to Enterprises, which will continue to hold such interest indefinitely.

         4. Enterprises will then transfer 100% of the common stock of Natural Fuels to PSCo by means of a declaration of a dividend of the shares of Natural Fuels to NCE, followed by a capital contribution of such shares by NCE to PSCo, such that Natural Fuels would become a wholly-owned subsidiary of PSCo.

         5. PSCo will form a single-member limited liability company ("New" Natural Fuels) and then cause Natural Fuels to be merged into "New" Natural Fuels.

         As a result of these interrelated transactions, PSCo will then own, directly and indirectly through "New" Natural Fuels, all of the compressed natural gas services business of Natural Fuels, consisting of the existing refueling station operations in Colorado and Wyoming and vehicle conversion operations. The assets and business associated with Natural Fuels' station equipment business will remain with NC Enterprises.

         It is stated that no state commission and no federal commission (other than this Commission) has jurisdiction over the proposed transactions. It is further stated that NCE complies with all of the requirements of Rule 53 (which are incorporated by reference into Rule 54), as modified by the Commission's order of February 26, 1999 (Holding Co. Act Rel. No. 26982).


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